April 29, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Westbrook

Keira Nakada

Jim Rosenberg

Mary Beth Breslin

Re:	Trevi Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-230745

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Trevi Therapeutics, Inc. (the “Company”) that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-230745), as amended, be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on May 1, 2019, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have distributed approximately 2,020 copies of the Company’s preliminary prospectus dated April 22, 2019, through the date hereof, to institutions, prospective underwriters and others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

SVB Leerink LLC
Stifel, Nicolaus & Company, Incorporated
BMO Capital Markets Corp.

By: SVB Leerink LLC
	By:	/s/ Stuart R. Nayman
	Name:	Stuart R. Nayman
	Title:	Managing Director

By: Stifel, Nicolaus & Company, Incorporated

	By:	/s/ Keith Lister
	Name:	Keith Lister
	Title:	Managing Director

By: BMO Capital Markets Corp.

	By:	/s/ Susanne Mulligan
	Name:	Susanne Mulligan
	Title:	Managing Director

[Signature Page to Acceleration Request]